                                               Filed by USA Networks, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                               under the Securities Act of 1933
                                               Subject Company:  Expedia, Inc.
                                               Commission File No.  000-27429
Slide 1
(logo) USA Networks, Inc.

The leading interactive commerce company introduces . . .


Slide 2
(logo) USA Travel

A leading portfolio of interactive travel companies

Transactions Pending.

Slide 3
Entertainment Group
(logos) USA Network, Sci Fi Channel, Trio, NWI, Crime, Studios USA, USA Films

Interactive Group
Electronic Retailing
(logos) Home Shopping Network, America's Store, Home Shopping Espanol, Home Shopping Europe, Shop Channel, TVSN, HSN.com Information & Services (logos) Ticketmaster, Citysearch.com, Match.com, Styleclick, USA ECS, PRC (logos) USA Travel Group (transaction pending): HRN, USA Travel Channel, Expedia.com, NLG

Unaudited estimates and pro forma for pending transactions. Includes some companies majority or partially owned by USA.


Slide 4: Why Online Travel?
Transactions pending

o    Travel is significant growth engine for USA
     o Links every USA operating division: Entertainment, Electronic Retailing, Information & Services
     o Strengthens leadership in local information / reserved access through Citysearch, Ticketmaster, Match.com
     o    Creates unprecedented opportunities for direct marketing
     o    Adds to USA's collection of high-margin, scaleable businesses
o    Travel is the single largest retailing category online (U.S. B2C)
     o    2000: $14 billion - 6% of total travel market
     o    2003: $40 billion - 16% of total travel market

Market size data per Phicus Wright (2001) and market shares estimated per Goldman Sachs (5/01)


Slide 5: USA Travel Group
Transactions pending

o    USA Travel Group to consist of:
     o    Expedia
     o    Hotel Reservations Network
     o    National Leisure Group
     o    USA Travel Channel
o    17% of all online travel (on 2001 B2C gross bookings)
o    #1 in online travel gross bookings (2001 B2C)
o    #1 in online travel EBITDA (2001 B2C)

(logos) Expedia.com, HRN, NLG, USA Travel Channel

Unaudited estimates and pro forma for pending transactions. Expedia, USA Travel Channel, HRN to be / is majority owned by USA


Slide 6: USA Travel Group Companies
Transactions pending

Expedia (NASDAQ: EXPE)
o    Top online travel agent
o    $1.8 billion in gross bookings in 2000
o    Expected to grow approximately 65% in 2001
o    Profitable "merchant" model
o    Approximately $150 million in cash (March 2001)
o    Very strong reach and brand name
o    Leading search and packaging technology

Hotel Reservations Network (NASDAQ: ROOM)
o    #1 hotel room consolidator online
o    $328 million in revenue in 2000
o    Expected to grow approximately 50% in 2001
o    Profitable "merchant" model
o    Approximately $180 million in cash (March 2001)
o    18,700 affiliates

(graphic) home pages of Expedia.com and HRN

Unaudited estimates.  Transactions pending.

Transactions pending

National Leisure Group
o    Leading provider of technology / fulfillment travel services
o    Experts in high-margin, complex travel packages
o    $200 million in gross bookings in 2000
o    Expected to grow approximately 100% in 2001
o    Strong affiliate network includes Expedia and major portals

USA Travel Channel
o    First digital cable travel commerce channel
o    Will sell package vacations and cruises
o    Brings together unique expertise of every USA operating group

(graphic) home page of NLG
(logo) USA Travel Channel

Unaudited estimates.  Transactions pending.


Slide 8: USA: Leader in Online Travel
Transactions pending

                          2001E Gross               00'02                 2001E
                           Bookings                  CAGR                 EBITDA
Cheap Tickets        $0.9 billion                    5%                  $ 9 million
Priceline            $1.2 billion                   28%                  $13 million
Travelocity          $3.8 billion                   42%                  $15 million
USA Travel           $4.0 billion                   56%                  $90 million

Unaudited estimates per published analyst reports, company projections and pro forma for pending transactions. Expedia, USA Travel Channel, HRN to be / is majority owned by USA.


Slide 9: USA: Leader in Interactive Commerce
Transactions pending

TRANSACTIONS THROUGH THE SCREEN
USA's estimated share of business-to-consumer transactions via television / Internet in 2000 (U.S.)
TV & Internet Commerce
Before USA Travel - 5%
With USA Travel - 9%
Internet Commerce
Before USA Travel - 3%
With USA Travel - 7%

Unaudited estimates and pro forma for pending transactions. Includes data for companies majority owned by USA.
Market data sources include, but are not limited to, Boston Consulting Group / Shop.org (5/01), Jupiter (5/01, 12/00, 8/00, 12/99), and Forrester (7/00).


Slide 10: USA: 2nd Most Profitable in Internet Commerce
Transactions pending

Estimated 2001 EBITDA ($in millions)
Terra-Lycos          ($222)
Amazon               ($49)
CNET                 ($46)
Excite               ($17)
Priceline            $13
Travelocity          $15
Yahoo                $47
Homestore            $51
iQVC                 $71
Monster              $107
USA ICG*             $135
eBay                 $175
* USA Internet Commerce Group consists of: Hotel Reservations Network, Ticketmaster.com, Match.com, HSN.com, Expedia and NLG.

Unaudited estimates per published analyst reports, company projections and pro forma for pending transactions.
Some companies shown are not primarily engaged in commerce activities. Includes data for companies to be / currently majority owned by USA.


Slide 11: USA: Massive Transactional
Infrastructure
Transactions
pending.

(graphic) money
Retail value of transactions (annually) - $8 billion

(graphic) telephone
Inbound phone minutes (annually) - 1 billion

(graphic) computer
Orders processed (annually) - 83 million

(graphic) credit cards
Credit card transactions (annually) - 68 million

(graphic) envelope
Items shipped (annually) - 40 million

(graphic) telephone operator
Customer service centers - 40

(graphic) boxes on cart
Fulfillment centers square feet - 2.5 million

(graphic) group of people
Customer database - 33 million

Unaudited estimates and pro forma for pending transactions. Includes data for companies majority owned by USA.
Estimates for the next twelve months.


Slide 12: Advantage: USA
Traditional advertising is arcing toward direct selling.
USA is already there. 2/3rd of it its revenue is derived from transactions, and it's growing 2 to 5 times faster than the largest media companies.

The Internet is the first convergent medium. Television will be next.
USA is among the very few companies making profits on the Internet -- in high growth, high margin, highly scaleable businesses.

Interactivity enables the convergence of entertainment and commerce. USA is focused on this convergence. Nobody else balances a storytelling sensibility with a merchandising expertise with a massive transactional infrastructure.


Slide 13: Important
This presentation contains forward looking statements relating to possible or assumed future results of USAi. It reflects the current views of USAi with respect to future events, and is subject to risks that could cause future results to materially differ.
These risks are described in USAi's Securities and Exchange Commission filings. Information contained herein about entities other than USAi has been obtained from sources believed to be reliable, but no independent verification has been made and no representation is made as to its accuracy or completeness.
Any statements non-factual in nature constitute current opinions, which are subject to change without notice. The forward looking statements and opinions in this presentation are made as of the date of this presentation, and USAi undertakes no obligation to update or revise them for any reason. These statements do not include the potential impact of any mergers, acquisitions or other business combinations that may be completed in the future other than acquisitions specifically referenced herein.
This presentation reflects estimates that USAi is comfortable releasing to analysts and the public as of the date hereof.


Slide 14
USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.


Slide 15
(logo) USA Networks, Inc.

Focused on the new convergence of entertainment, information and direct selling.